

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2018

Thomas Grbelja
Chief Financial Officer
Nestbuilder.com Corp.
201 W. Passaic Street, Suite 301
Rochelle Park, N.J. 07662

Re: Nestbuilder.com Corp.
Registration Statement on Form 10-12G
Filed December 22, 2017
File No. 000-55875

Dear Mr. Grbelja:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G Filed December 22, 2017

Overview of the Separation, page 4

1.   We note that in connection with the spin-off, Mr. Bhatnagar has agreed to sell to you the shares of Nestbuilder common stock he and his affiliates receive in exchange for a nominal purchase price. It appears that the spin-off therefore potentially fundamentally alters the ownership interests of the common stockholders. Please provide an analysis regarding whether the spin-off is a sale under Section 2(a)(3) of the Securities Act of 1933. Alternatively, please register the transaction under the Securities Act.

2.   As the sale of Mr. Bhatnagar's Nestbuilder shares back to you is an integral part of the spin-off transaction, please revise throughout the document to disclose this provision of the spin-off agreement. Briefly disclose in the summary section, and in more detail later,

how the sale of Mr. Bhatnagar's Nestbuilder shares back to you will affect the other RealBiz shareholders and their interest in NestBuilder. Disclose the number and percentage of shares of Nestbuilder that Mr. Bhatnagar and his affiliates will return and whether this will result in a change of control of the company. In light of the effect of the contemplated sale back to the company, explain why you characterize the spin-off as pro rata.

3.   In order to provide context for the actions that led to the decision to split off Nestbuilder.com, please revise paragraph 2 to briefly discuss the nature of the dispute that arose between Mr. Bhatnagar and Mr. Aliksanyan with regard to the Amended Agreement and Memorandum of Understanding.

4.   Please revise the first paragraph on page 5 and throughout the document to explain the meaning of the qualification "for purposes of Section 2.3 only" regarding the entrance by Messrs. Aliksanyan and Bhatnagar into the October 17, 2107 Contribution and Spin-Off Agreement.

U.S. Federal Income Tax Consequences, page 6

5.   We note your statements throughout the document that you expect the receipt of shares of Nestbuilder common stock in the spin-off to be tax-free for U.S. federal income tax purposes and for the distribution to be treated as a distribution as described in Section 355(a) of the Internal Revenue Code. Please clarify, if true, that you do not intend to receive an expertised opinion with respect to the tax consequences of the proposed transaction. Also disclose whether you considered the sale of Mr. Bhatnagar's Nestbuilder shares back to you in arriving at the position that the proposed transaction will be treated as a distribution under Section 355(a). In this regard, we note your risk factor disclosure on page 16 that states "if one or more persons acquires a 50% of greater interest (measured by vote or value) in the stock of RealBiz or in [y]our stock as part of a plan or series of related transactions that includes the distribution," the distribution would fail to qualify as a tax-free transaction under Section 355 of the Code. Please clarify whether the sale of Mr. Bhatnagar's Nestbuilder shares back to you would amount to a 50% or greater interest (measured by vote or value) in your stock and trigger such tax liabilities.

Risk Factors
We are obligated to indemnify RealBiz against certain damages, costs and expenses, page 15

6.   We note that RealBiz issued a press release on December 28, 2017, announcing the settlement of the Monaker lawsuits. Please update this risk factor and other related disclosure for the outcome of the settlement.

The holders of Series A Convertible Preferred Stock and Series C Convertible Preferred Stock...,
page 20

7.   Please disclose why you do not know whether the holders of your Series A and Series C
        convertible preferred stock of RealBiz would be entitled to receive, upon conversion, the
        number of shares Nestbuilder common stock to which they would have been entitled if
        they had converted immediately prior to the distribution. Also disclose the number of
        Nestbuilder shares of common stock that could be issued if this were the case.

Special Note regarding Forward-Looking Statements, page 21

8.   Please revise to remove the reference to the Private Securities Litigation Reform Act of
        1995, insofar as it is inapplicable to initial public offerings such as yours.

Business, page 31

9.   Please revise under "Growth Strategy" to update your strategy, as far as is possible, to a
        date more recent than 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

10.   We note that your revenues have decreased as a result of declining sales in your legacy
        virtual tour business. Please quantify the declines seen in your legacy business, disclose
        why and whether you expect this trend to continue, and explain how this will impact your
        future financial results. Please refer to Item 303(a)(3)(i) and (ii) of Regulation S-K and
        Section III.B.3 of Commission Release 33-8350.

Liquidity and Capital Resources; Anticipated Financing Needs, page 37

11.   Please revise to specifically address the company's anticipated financing needs for the
        next 12 months.

Security Ownership of Beneficial Owners and Management, page 46

12.   Please also disclose the anticipated beneficial ownership following both the spin-off and
        sale of Mr. Bhatnagar's and his affiliates' Nestbuilder shares back to the company.

Abbreivated Financial Statements, page F-1

13.   We note that you have provided abbreviated carve-out financial statements. Please revise
        both the form and content of the financial statements to meet the requirements of Rule 8-
        02 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

14.   The second paragraph of the audit report from your independent registered public
        accounting firm states that their audits were conducted ``in accordance with the auditing
        standards of the Public Company Accounting Oversight Board (United States).´´ Audits
        of issuers are required to be conducted in accordance with the standards of the Public
        Company Accounting Oversight Board (United States), which covers more than solely
        ``auditing´´ standards. Please confirm to us that the audits were conducted in accordance
        with the standards of the Public Company Accounting Oversight Board (United States)
        and, if so, please obtain a revised audit report to comply with this comment. In addition,
        please ask your auditors and tell us why their audit report also states that their audits were
        conducted ``in accordance with auditing standards generally accepted in the United
        States of America.´´

Note 1: Organization and Nature of Business
Cost Allocations, page F-7

15.   We note RealBiz Media Group, Inc. has charged Nestbuilder for various corporate costs
        incurred in the operation of the business based on the specific identification of the
        expense. Please refer to the guidance in SAB Topic 1:B and revise the historic income
        statement so that it reflects all costs of doing business, and advise us. In this regard, you
        should fully disclose your allocations of common expenses to Nestbuilder, the allocation
        methodologies utilized, and provide management's assertion that the methods used are
        reasonable. If you do not calculate your income tax provision on a separate return basis,
        a pro forma income statement for the most recent year and interim period reflecting a tax
        provision calculated on the separate return basis should be provided.

Note 8. Related Party Transactions, page F-18

16.   Please tell us if any shareholders other than Mr. Bhatnagar are employees and if so,
        explain to us your consideration of whether the distribution should be accounted for as
        compensation.

Exhibits

17.   Please file as exhibits the December 12, 2016 agreement and January 2, 2017 amended
        and restated agreement between RealBiz, Anshu Bhatnagar and Alex Aliksanyan.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

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